File No. 82-4664

SULLIVAN & CROMWELL
サリヴァン アンド クロムウェル外国法事務弁護士事務所*
(IN REGISTERED ASSOCIATION WITH AKAI LAW OFFICES)
特定共同事業　赤井法律事務所
TELEPHONE: 81-3-3213-6140
FACSIMILE: 81-3-3213-6470
WWW.SULLCROM.COM

Otemachi First Square East Tower 16F
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004, Japan

BEIJING • HONG KONG
MELBOURNE • SYDNEY
FRANKFURT • LONDON • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

January , 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Nichiei Co., Ltd. – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4664)

Dear Sirs:

On behalf of Nichiei Co., Ltd. (the "Company"), a stock company incorporated under the laws of Japan, enclosed is a copy of a document to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dw 2/15

TOKYO: 12371.44

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell's Tokyo office (telephone: 813-3213-6140; facsimile: 813-3213-6470).

Very truly yours,

Yoichiro Taniguchi

p.p.

(Enclosures)

File No. 82-4664

Nichiei Co., Ltd.

Index

Translation for:

Interim Business Report for the 33rd Fiscal Period (April 1, 2001 through September 30, 2001)

Announcement of Purchase by the Company of its Own Shares through Market

Brief Description of Japanese Language Documents - Semi-Annual Report

File Number: 82-4664

(Summary English Translation)

Interim Business Report for the 33rd Fiscal Period

April 1, 2001 through September 30, 2001

Nichiei Co., Ltd.

To Our Shareholders

Compliments of Ryuichi Matsuda, the President and Representative Director of the Company, are mentioned.

Compliance System

Outline of the Company's compliance system, the basic principles and the structure of the Compliance Committee are mentioned.

Interim Financial Statements

Non-consolidated balance sheets as of September 30, 2000, September 30, 2001 and March 31, 2001, and non-consolidated statements of income for the six month periods ended September 30, 2000 and September 30, 2001 and for the year ended March 31, 2001, of the Company, and notes thereof, and consolidated balance sheets as of September 30, 2000, September 30, 2001 and March 31, 2001, and consolidated statements of income for the six month periods ended September 30, 2000 and September 30, 2001 and for the year ended March 31, 2001, of the Company, are mentioned.

Directors and Auditors

Names of 9 directors (including 1 representative director) and 3 auditors are mentioned.

Information Concerning Shares

(i) Total number of shares authorized to be issued: 188,039,100 shares

(ii) Total number of outstanding shares: 81,738,490 shares

(iii) Total number of shareholders as of the end of the fiscal year: 30,490 persons

(iv) Names of principal shareholders, etc. are mentioned.

(v) Acquisition and disposal, etc. of treasury shares

In order to increase the value of its shares and as a part of return of profit to its shareholders, the Company has purchased and cancelled its own shares using profit as described below, pursuant to the provisions of Article 3 of the Law for Special Exceptions to the Commercial Code concerning Procedures for Cancellation of Shares and its Articles of Incorporation and by resolution of the meeting of the board of directors held on July 23, 2001.

Kind of shares acquired: Par value shares of common stock

Aggregate number of shares acquired: 441,700 shares

Aggregate amount of acquisition price of shares: ¥497,691,200

Cancellation measures: Procedures for expiration of all shares acquired have been completed.

Outline of the Company

Name: Nichiei Co., Ltd.

Date of Incorporation: March 17, 1970

Capital: 49,886,979,162 yen

Nature of Business: (1) Discounting of commercial bills

(2) Loans evidenced by promissory notes to corporations

(3) Leasing real estate

Head Office: 60, Nakamachi, Shichijo-goshonouchi, Shimogyo-ku, Kyoto

Total Number of Branches: 110

Total Number of Employees: 1,368

Memorandum

End of Fiscal Year: March 31 (each year)

General Shareholders' Meeting: June (each year)

Date on which Shareholders to Receive Dividends is Fixed: March 31

In case of payment of Interim

Dividends, the date fixed is September 30

Transfer Agent: The Mitsubishi Trust and Banking Corporation
11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-8212

Office of Transfer Agent: The Mitsubishi Trust and Banking Corporation
Stock Transfer Agency Division
11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-8212

(Where to Make Contact): The Mitsubishi Trust and Banking Corporation
Stock Transfer Agency Division
7-7, Nishi-Ikebukuro 1-chome, Toshima-ku, Tokyo 171-8508
Tel.: 03-5391-1900

Where to Trust Transfer: All Branches of The Mitsubishi Trust and Banking Corporation in Japan

Newspaper in which Public Notices are Published: *Nihon Keizai Shimbun*

Number of Shares per Unit: 100 shares (Code No.: 8577)

File Number: 82-4664

(English Translation)

December 26, 2001

To whom it may concern:

60, Nakamachi Shichijo-goshonouchi
Shimogyo-ku, Kyoto, Japan
Nichiei Co., Ltd.
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Norio Chihara
Managing Director and Public
Relations Manager
Tel.: (075) 321-6161

Announcement of Purchase by the Company of its Own Shares through Market

We hereby announce that the Company has conducted the purchase of its own shares through market for cancellation of shares by using profit as described below, pursuant to the provisions of Article 3 of the former Law for Special Exceptions to the Commercial Code concerning Procedures for Cancellation of Shares, which provisions are applied in accordance with Paragraph 4, Article 3 of the Supplementary Provision to the Law Amending etc. a Part of the Commercial Code, etc. (Law No. 79 of 2001) .

1. Purchase period:

December 4, 2001 to December 25, 2001

2. Number of shares purchased:

443,700 shares

3. Aggregate amount of acquisition price:

¥401,003,900

4. Method of purchase:

Purchase at the Osaka Securities Exchange

(For Reference)

I. Cumulative Total of Shares Purchased up to December 25

1. Number of shares purchased:

885,400 shares

2. Aggregate amount of acquisition price:

¥898,695,100

II. Description of Acquisition by the Company of its Own Shares resolved at the Meeting of the Board of Directors held on July 23, 2001

1. Kind of shares to be acquired:

Par value shares of common stock

2. Aggregate number of shares to be acquired:

2,500,000 shares (maximum)

3. Aggregate amount of acquisition price of shares:

¥3,000,000,000 (maximum)

III.

1. Aggregate number of shares authorized to be purchased and canceled as provided by the Company's Articles of Incorporation:

6,000,000 shares

2. Aggregate number of shares acquired to date from June 29, 2000, the day such provision was established in the Company's Articles of Incorporation:

2,404,600 shares

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-Annual Report

The Semi-Annual Report for the first half of the 33rd fiscal period (April 1, 2001 through September 30, 2001) prepared in accordance with Articles 24-5 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange and the Osaka Securities Exchange on December 26, 2001.